Exhibit 99.2

SUZANO S.A.
Authorized Publicly Traded Company
CNJP/MF (National Register of Legal Entities) under number 16.404.287/0001-55
NIRE (Business Registration Number) 29.300.016.331

CALLING NOTICE
ANNUAL GENERAL MEETING

The Shareholders of (“Suzano” or “Company”) are hereby summoned, in accordance with Article 124 of Law No. 6,404 on December 15, 1976, as amended (“Corporation Law”), to meet in an Annual General Meeting to be held on April 25, 2025, at 10:00 a.m. (“AGM”), exclusively digitally, through the “Atlas AGM” Platform, under the terms of item I of paragraph 2 of Article 5 and paragraphs 2 and 3 of Article 28 of CVM Resolution No. 81 on March 29, 2022, as amended (“CVM Resolution 81”), in order to deliberate on the following agenda:

(i)Review the management accounts for the fiscal year ended December 31, 2024;

(ii)Examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2024, as well as consider the management report for such fiscal year;

(iii)If the Fiscal Council is established, decide to set the number of members that will comprise the Fiscal Council at three (3) members;

(iv)If the Fiscal Council is established, deliberate on the election of its members; and

(v)Set the overall annual compensation of the Company's management and Fiscal Council, if estabilished, for the fiscal year ending December 31, 2025.

The following documents are available to Shareholders at Suzano’s headquarters, on the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br): (i) the Management Report and the Company’s individual and consolidated Financial Statements and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2024, accompanied by the independent auditor’s report and the Supervisory Board’s opinion; (ii) the Management Proposal for the AGM, including the information required by articles 10, 11 and 13 of CVM Resolution 81 (“Management Proposal”); (iii) the Shareholder Manual, including instructions for participating in the AGM; and (iv) the Distance Voting Ballot (“Ballot”) template for the AGM.

General Instructions
Under CVM Resolution 81, shareholders may participate in the AGM (i) via the “Atlas AGM” digital platform or (ii) via remote voting, using the Ballot. The guidelines and procedures applicable to both types of participation referred to herein, as well as other instructions regarding the AGM, are detailed in the aforementioned Shareholder Manual, which is available

Exhibit 99.2
at Suzano’s headquarters, on the Company’s Investor Relations website (www.suzano.com.br/ri) and on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).
To participate in the AGM, shareholders shall submit a request for access to the Company accompanied by the following documents, pursuant to article 126 of the Brazilian Corporation Law and as further detailed in the Shareholder Manual: (i) a valid identity document of the shareholder or his/her representative; (ii) documents proving the powers of the legal representative of the legal entity shareholder or the manager or administrator, in the case of investment funds; and (iii) a power of attorney, duly regularized in accordance with the law, in the event of representation of the shareholder by proxy.

Participation via the “Atlas AGM” digital platform will be restricted to Shareholders, their representatives or proxies, as applicable, who are accredited, under the terms detailed in the Shareholder Manual, and who enter the system by the time the AGM begins. Accreditation must be completed by April 23, 2025 (inclusive), by registering on the platform (via: https://atlasagm.com).

Without prejudice to the possibility of participating in the AGM through the “Atlas AGM” platform, the Company recommends that Shareholders exercise their right to vote remotely, through the Ballot. In this case, by April 21, 2025 (inclusive), shareholders shall transmit their voting instructions, delivering their respective BVDs, accompanied by the necessary documentation, (i) to the registrar of the Company's shares; (ii) to its custodian agents; (iii) to the central depository in which the shares are deposited; or (iv) directly to the Company, through https://atlasagm.com in compliance with the rules established in CVM Resolution 81, the procedures described in the Ballot made available by the Company and the guidelines in the Shareholder Manual.

In accordance with Paragraph 5 of article 5 of CVM Resolution 81, the Company clarifies that it chose to hold the AGM exclusively digitally, as it understands that this modality allows the participation of a greater number of shareholders, without the need for them to travel to the Company's headquarters, in addition to reducing the costs for participation and holding the conclave.

Furthermore, pursuant to item I-A of article 5 of CVM Resolution 81, the Company informs that the request for the installation of the Company's Supervisory Board may be made by the Company's Shareholders who hold at least 2% (two percent) of the total common shares of the Company, in line with the provisions of article 4 of CVM Resolution No. 70, on March 22, 2022, as amended.

Detailed guidelines on procedures for participating in and voting at the AGM, as well as other instructions relating to the AGM, are detailed in the Shareholder Manual.
São Paulo, March 25, 2025.

David Feffer
Chairman of the Board of Directors